Exhibit 21.1

April 8, 2011

LIST OF SUBSIDIARIES

The subsidiaries of USCorp are:
1.	USMetals, Inc. a Nevada Corporation, a wholly owned subsidiary.
2.	Southwest Resource Development, Inc. a Nevada Corporation, a wholly owned subsidiary.